UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39173

I-MAB

(Translation of registrant’s name into English)

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Entry into Secondment Agreement with ABio-X Holdings, Inc.

As previously disclosed, on July 13, 2024, the board of directors (the “Company Board”) of I-Mab (the “Company”) approved the appointment of Dr. Sean Xi-Yong Fu as Interim Chief Executive Officer (“Interim CEO”) and as a member of the Company Board, effective as of July 15, 2024.

On August 28, 2024, in connection with Dr. Fu’s appointment as Interim CEO, ABio-X Holdings, Inc. (“ABio-X”) entered into a secondment agreement (the “Secondment Agreement”) with I-MAB Biopharma US Limited (“I-MAB US”), a wholly-owned subsidiary of the Company, pursuant to which Dr. Fu has been seconded by ABio-X to I-MAB US and its affiliates, including the Company (the “I-Mab Group”), to serve as Interim CEO of the I-Mab Group on a substantially full-time basis.

Pursuant to the Secondment Agreement, Dr. Fu is on secondment with I-Mab Group for a six-month period, effective as of July 15, 2024 (the “Secondment Period”). Thereafter, the Secondment Agreement will automatically renew for successive one-month terms, or as otherwise agreed upon by mutual written agreement of ABio-X and I-MAB US. During Dr. Fu’s secondment, he will receive a monthly salary of $50,000, subject to tax withholding to the extent required by law, and will continue to receive the current benefits provided to him by ABio-X. I-MAB US will pay Dr. Fu’s monthly salary to ABio-X, and ABio-X will then pay such amount to Dr. Fu in accordance with the Secondment Agreement. In addition, Dr. Fu’s benefit expenses incurred by ABio-X during the Secondment Period will be reimbursed by I-MAB US. At the end of each fiscal year, Dr. Fu may also earn a discretionary bonus based on, among other things, his performance during the Secondment Period within such fiscal year.

ABio-X is a wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P. As disclosed in the Company’s Annual Report on Form 20-F, C-Bridge Healthcare Fund V, L.P. and its affiliates hold more than 15% of the total outstanding shares of the Company.

The foregoing description of the Secondment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Secondment Agreement, which is attached hereto as Exhibit 99.1. Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Secondment Agreement, dated August 28, 2024, by and between I-MAB Biopharma US Limited and ABio-X Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: August 30, 2024